

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2010

Nicholas DeBenedictis, President
Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010-3489

> **Re:** **Aqua America, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-06659**

Dear Mr. DeBenedictis:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director